UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 13e-4)

AMENDMENT NO. 2

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TURBOCHEF TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror and Issuer))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

900006206
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

_________________________________

Dennis J. Stockwell, Esq.
Vice President, General Counsel
Six Concourse Parkway, Suite 1900
Atlanta, Georgia 30328
(678) 987-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)
Copy to: David M. Eaton, Esq. Kilpatrick Stockton LLP 1100 Peachtree Street, Suite 2800 Atlanta, Georgia 30309 (404) 815-6500

_________________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,860,586.32 (1)	$118.52 (1)
*The “transaction valuation” set forth above is based on the Black−Scholes option valuation model and assumes that all outstanding options eligible for tender covering an aggregate of 357,204 shares of common stock of TurboChef Technologies, Inc. will be amended or replaced pursuant to this offer, which may not occur.

**The amount of the filing fee, calculated in accordance with Rule 0−11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

(1) Filing fee previously paid.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d−1.
☒	issuer tender offer subject to Rule 13e−4.
☐	going-private transaction subject to Rule 13e−3.
☐	amendment to Schedule 13D under Rule 13d−2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I (the “Schedule TO-I”) filed by TurboChef Technologies, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 7, 2007, as amended by Amendment No. 1 to the Schedule TO-I filed by the Company with the SEC on November 19, 2007, relating to an offer (the “Offer”) by the Company to amend or replace outstanding “Eligible Options” (as defined in the Offer to Amend or Replace Eligible Options, dated November 7, 2007 (the “Offering Memorandum”), filed previously as Exhibit (a)(1)(A) to the Schedule TO-I) held by current employees (other than current or former officers of the Company, as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended) of the Company (or any affiliated company, such as a subsidiary) as of the day after the Expiration Date (as defined below) who are subject to income taxation in the United States so that these employees may avoid potential adverse tax consequences under Internal Revenue Code Section 409A.  The Offer is made upon the terms and conditions set forth in the Offering Memorandum, the related Letter of Transmittal, the Stock Option Amendment Agreement and the Stock Option Cancellation and Regrant Agreement.  These documents were previously filed with the Schedule TO-I as exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D), respectively. Except as amended and supplemented hereby, all of the terms of the Offer and all disclosure set forth in the Schedule TO-I, the Offering Memorandum and other documents remain unchanged. Pursuant to Amendment No. 1 to the Schedule TO-I, the expiration of the Offer is extended to 12:00 midnight, Eastern Time, in the evening of December 6, 2007 (the “Expiration Date”).

Item 4.            TERMS OF THE TRANSACTION

and

Item 8.            INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (b) Securities Transactions

        In addition to the information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and incorporated herein by reference, on October 2, 2007, the Company awarded 4,408 restricted stock units (each unit representing the right to receive one share of common stock upon vesting, with one-twelfth vesting on the second day of each month, beginning on November 2, 2007 (fractions rounded down) with the balance vesting on the anniversary of the award) to Winston Partners Incorporated in consideration of that company’s agreement to provide investor relations consulting services to the Company.  James W. DeYoung, one of the Company’s directors, is the owner and President of Winston Partners.

Item 12.	EXHIBITS.

Exhibit No.		Description
(a)(1)(A)	*	Offer to Amend and Replace Eligible Options, dated November 7, 2007.
(a)(1)(B)	*	Form of Letter of Transmittal.
(a)(1)(C)	*	Form of Stock Option Amendment Agreement (incorporated by reference to Annex A of Exhibit (a)(1)(A)).
(a)(1)(D)	*	Form of Stock Option Cancellation and Regrant Agreement (incorporated by reference to Annex B of Exhibit (a)(1)(A)).
(a)(1)(E)	*	Form of Acknowledgement of Receipt of Letter of Transmittal.
(a)(1)(F)	*	Form of Notice of Expiration of Offer and Acceptance of Tendered Eligible Options.
(a)(1)(G)	*	Form of Email To Eligible Optionees Announcing Extension of Expiration Date.
(a)(1)(H)		Form of Email to Eligible Optionees Amending Section 12 of the Offering Memorandum.
(b)		Not applicable.
(d)(1)(A)
TurboChef Technologies, Inc. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004).

(d)(1)(B)
Amendment to the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 12, 2004, as amended on November 22, 2004).

(d)(1)(C)
Second Amendment to the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on September 24, 2007).

(d)(1)(D)
Third Amendment to the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on September 24, 2007).

(d)(2)
Form of Incentive Stock Option Agreement under the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004).

(d)(3)
Form of Non-Qualified Stock Option Agreement under the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004).

(d)(4)		Form of Stock Option Modification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 20, 2005).
(d)(5)
Preferred Unit Exchange Agreement, dated May 21, 2004, by and among the Company and the members of Enersyst Development Center L.L.C. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 28, 2004).

(g)		Not applicable.
(h)		Not applicable.
*	–	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TURBOCHEF TECHNOLOGIES, INC.

By: /s/Dennis J. Stockwell
Dennis J. Stockwell
Vice President and General Counsel

Dated: November 28, 2007

EXHIBIT INDEX

Exhibit No.		Description
(a)(1)(A)	*	Offer to Amend and Replace Eligible Options, dated November 7, 2007.
(a)(1)(B)	*	Form of Letter of Transmittal.
(a)(1)(C)	*	Form of Stock Option Amendment Agreement (incorporated by reference to Annex A of Exhibit (a)(1)(A)).
(a)(1)(D)	*	Form of Stock Option Cancellation and Regrant Agreement (incorporated by reference to Annex B of Exhibit (a)(1)(A)).
(a)(1)(E)	*	Form of Acknowledgement of Receipt of Letter of Transmittal.
(a)(1)(F)	*	Form of Notice of Expiration of Offer and Acceptance of Tendered Eligible Options.
(a)(1)(G)	*	Form of Email To Eligible Optionees Announcing Extension of Expiration Date.
(a)(1)(H)		Form of Email to Eligible Optionees Amending Section 12 of the Offering Memorandum.
(b)		Not applicable.
(d)(1)(A)
TurboChef Technologies, Inc. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004).

(d)(1)(B)
Amendment to the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 12, 2004, as amended on November 22, 2004).

(d)(1)(C)
Second Amendment to the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on September 24, 2007).

(d)(1)(D)
Third Amendment to the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on September 24, 2007).

(d)(2)
Form of Incentive Stock Option Agreement under the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004).

(d)(3)
Form of Non-Qualified Stock Option Agreement under the 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004).

(d)(4)		Form of Stock Option Modification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 20, 2005).
(d)(5)
Preferred Unit Exchange Agreement, dated May 21, 2004, by and among the Company and the members of Enersyst Development Center L.L.C. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 28, 2004).

(g)		Not applicable.
(h)		Not applicable.
*	–	Previously filed.

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